March 28, 2007

Beverly A. Singleton, Stop 3561

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE:	Archon Corporation
Item 4.01 Form 8-K
Filed March 20, 2007
File No. 1-09481

Dear Ms. Singleton:

This is our response to your request, dated March 22, 2007, for additional information regarding our Form 8-K, filed on March 20, 2007, concerning our recent change in independent accountants/auditors.

We will respond in the order of your inquiries:

Question 1: The Audit Committee of Archon Corporation (“the Company”) has met and has discussed the resignation of Ernst & Young LLP (“E&Y”) and has considered the replacement of its independent auditor and to recommend it to the Board at its next regularly scheduled meeting. As noted by the exhibit appended to the 8-K filing regarding this issue, E&Y made a unilateral decision to resign for its own reasons and without prior notice.

Question 2: The Company has no known disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure which disagreement(s), if they existed, and if they were not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement(s) in connection with its report. At this time, the Company is aware of no reportable events that have not been previously reported by the Company during the two most recent fiscal years and through the date of resignation by E&Y which have not been previously reported by the Company.

Question 3: The Company recently amended its Form 10-K for the fiscal year ended September 30, 2006, to reflect a typographic error and also recently filed its Form 10-Q for the latest quarter ended December 31, 2006. Attached to this letter is a letter dated March 27, 2007, from E&Y expressing agreement with the previously filed Form 8-K as to this issue.

We believe that these responses fully respond to your request for clarification. If you require additional clarification, we would be pleased to cooperate with your additional requests. Please feel free to contact the undersigned at 702 732-9120

Very truly yours,

/s/ Paul W. Lowden
Paul W. Lowden
Chairman of the Board,
President and CEO

Exhibit 16

■ Ernst & Young LLP	■ Phone: (702) 267-9000
Suite 1450	Fax: (702)267-9010
3800 Howard Hughes Parkway	www.ey.com
Las Vegas, Nevada 89169

March 27, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated March 20, 2007 of Archon Corporation and are in agreement with the statements contained in the first and second paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

A member firm of Ernst & Young Global Limited